Mail Stop 04-07

      March 18, 2005


Mr. John Waldstein
President, Chief Executive Officer,
     Chief Financial Officer, and Treasurer
International Electronics, Inc.
427 Turnpike Street,
Canton, MA 02021

	RE:	International Electronics, Inc.
		Form 10-KSB for the fiscal year ended August 31, 2004
		Filed November 22, 2004

		Form 10-QSB for the quarter ended November 30, 2004
		File No. 000-16305

Dear Mr. Waldstein:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange
Act of 1934. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the fiscal year ended August 31, 2004

Item 307/308

1. Please be advised that the Rule 13a-14 certification must be in the exact form and include the exact disclosure as specified by Item
601(b)(31) of Regulation S-B. Please amend your Form 10-KSB to include the revised certification. For example, as required by Item
601(b)(31), you must include the phrase "and material weaknesses" in paragraph 5, subparagraph (i) of the certification. Please note that when you correct your certification, you will have to re-file your Form 10-KSB in its entirety.

2. We note that your disclosure controls and procedures were "designed to ensure that material information relating to [you], including [your] consolidated subsidiaries, is made known to [your] chief executive and chief financial officer by others within those entities, particularly during the period in which this report was being prepared."

Please revise to state clearly, if true, that your disclosure controls and procedures were designed to ensure that (i) information required to be disclosed in the reports filed or submitted under the
Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission`s rules and forms, and
(ii) information required to be disclosed in the reports filed or submitted under the Exchange Act is accumulated and communicated to management, including your chief executive and chief financial officers, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). To the extent that you wish to retain the "reasonable assurance" qualification, please state, if true, that your chief executive and chief financial officers designed the disclosure controls and procedures to provide reasonable assurances of achieving both of the designated objectives and concluded that the disclosure controls and procedures were indeed effective at the reasonable assurance level.


*    *    *    *


      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.


 	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Kenya Wright, Staff Accountant, at (202)
824-
5446 or Joseph M. Kempf, Reviewer, at (202) 942-1979 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 942-1990 with any other questions.

							Sincerely,


							Larry M. Spirgel
							Assistant Director
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Mr. Waldstein
International Electronics, Inc.
March 18, 2005
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